[redacted]

15049337

AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 03 2015
Wash., DC
404

SEC FILE NUMBER
8-67631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANCTUARY SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, Suite 1100
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernie Notas, CFO 415-291-2906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Navolio & Tallman, LLP
(Name – *if individual, state last, first, middle name*)

255 California Street, Suite 400 (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, Jeff Spears, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanctuary Securities, LLC

of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public Nico J. Mosley notary public.

NICO J. MOSLEY
Commission # 1997335
Notary Public - California
San Mateo County
My Comm. Expires Nov 5, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Sanctuary Securities, LLC

We have audited the accompanying financial statements of Sanctuary Securities, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Sanctuary Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sanctuary Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Sanctuary Securities, LLC's financial statements. The supplemental information is the responsibility of Sanctuary Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Navolio & Tallman LLP

San Francisco, CA
February 28, 2015

255 California Street, Suite 400, San Francisco, CA 94111
T 415.956.1750 | F 415.956.1001 | www.ntllp.com

SANCTUARY SECURITIES, LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	856,920
Commissions Receivable		48,820
Due from Related Party		202,448
Other Current Assets		9,432
TOTAL ASSETS	$	1,117,620

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	630,869
Due to Related Party		98,440
TOTAL LIABILITIES		729,309
Member's Equity:		
Member's Equity		388,311
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,117,620

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2014

Revenues:	
Private Placement Revenue	$ 925,000
Securities Commissions	34,328
Insurance Based Product Commissions	300,004
Referral Fees	4,363
TOTAL REVENUES	1,263,695
Expenses:	
Commissions	95,959
Salaries and Benefits	779,694
Officer Compensation	14,400
Advertising and Promotion	1,472
Travel and Entertainment	29,448
Brokerage Expenses	16,795
Legal Fees	62,956
Accounting and Professional Fees	72,182
Rent and Occupancy	88,924
Regulatory Expenses	19,639
Insurance	15,910
Office Expense	5,452
Other Operating Costs	646
TOTAL EXPENSES	1,203,477
NET INCOME BEFORE INCOME TAXES	60,218
Income Tax	15,851
NET INCOME	$ 44,367

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Balance - December 31, 2013	$ 393,944
Net Income	44,367
Member Distributions	(50,000)
Balance - December 31, 2014	$ 388,311

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:		
Net Income	$	44,367
Adjustments Needed to Reconcile Net Income with Net Cash		
Provided by Operating Activities:		
Decrease (Increase) in Commissions Receivable		(48,138)
Decrease (Increase) in Other Current Assets		(8,110)
Increase (Decrease) in Accounts Payable and Accrued Expenses		(479,950)
Cash Provided (Used) by Operating Activities		(491,831)
Cash Flows from Investing Activities:		
Increase (Decrease) in Due to Broker		(697)
Decrease (Increase) in Due from Broker		56,710
Cash Provided (Used) by Investing Activities		56,013
Cash Flows from Financing Activities:		
Member Distributions		(50,000)
Increase (Decrease) in Due to Related Party		98,440
Decrease (Increase) in Due from Related Parties		29,773
Cash Provided (Used) by Financing Activities		78,213
Net Increase (Decrease) in Cash		(357,605)
Cash - Beginning of Year		1,214,525
Cash - End of Year	$	856,920
Supplementary cash flow information		
Income tax paid	$	15,851

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operation

Sanctuary Securities, LLC ("the Company"), is a California Limited Liability Company which was formed on August 9, 2006, and commenced operations on October 17, 2007. The Company is a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash
The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

Revenue Recognition
The Company records its commission revenues as they are earned, based on the services provided, or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

Commissions Receivable
Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabillities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2014 was $1,472.

Income Taxes

In as much as the Company has a single member, it is treated as a disregarded entity for Federal Income Tax purposes. Consequently, Federal income taxes are not payable, or provided for by the Company. California has an annual LLC filing requirement and taxes have been paid at the Company level for the 2014 California fees in the amount of $ 6,800. In addition, California fees in the amount of $9,051 were paid during 2014 for prior periods.

Effective January 1, 2009, the Company adopted the authoritave guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities*. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined that there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of four years from when they are filed; the 2010, 2011, 2012, and 2013 returns are currently open for examination.

Allocation of Income and Losses

The Company is a single member LLC. The net income of the Company for the year is allocated to the sole member.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of approximately $176,431 which was $76,431 in excess of its net capital requirement of $100,000. The Company's ration of aggregate indebtedness to net capital was 4.13 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company does not have any possession or control of customer funds or securities and, therefore, claims an exemption from Rule 15c3-3.

(4) Significant Customers

One customer accounted for 53.4% of the revenues for the year ended December 31, 2014. A second customer accounted for 19.78% of the revenues for the same period.

(5) Related Parties

The Company has entered into expense sharing agreements with its sole member, Sanctuary Wealth Services, LLC, and another entity under common ownership, Sanctuary Wealth Advisors, LLC. Under these expense sharing agreements, the Company is responsible for a portion of rent and salary expenses, as applicable, based on agreed upon amounts or percentages, which are subject to change. Management believes this allocation is reasonable and appropriate under the circumstances. From time to time, the Company and its related parties may also pay for expenses on each other's behalf.

The Due from Related Party balance as of December 31, 2014 of $202,448 includes an allocation of monthly rent and administrative expenses of $22,429 and repayments by the Company of $45,000. The current rental lease term is month to month.

The Due to Related Party balance as of December 31, 2014 of $98,440 includes net repayments of $691,527 and a net expense allocation of $842,311, which is primarily comprised of salaries of $790,398, and rent of $68,160, among other reimbursable expenses.

The balances will be repaid as cash flows permit. Some of the Due from Related Party balance may be converted to an equity distribution at management's discretion.

(6) Subsequent Events

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 20, 2015, the date which the financial statements were available to be issued, and noted no items requiring further disclosure.

Supplemental Information

Pursuant to Rule 17a-5

Of the Securities Exchange Act of 1934

as of

December 31, 2014

SANCTUARY SECURITIES, LLC
Schedule of Computation of Net Capital
As of December 31, 2014

COMPUTATION OF NET CAPITAL

Member's equity per Statement of Financial Condition	$ 388,311
Add:	
Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	388,311
Deductions and/or charges:	
Non-allowable assets:	
Due from Related Party	202,448
Other Current Assets	9,432
Total non-allowable assets	211,880
Net capital before haircuts on securities positions	176,431
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-
Net Capital	$ 176,431

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	$ 630,869
Due to Related Party	98,440
Total aggregate indebtedness	$ 729,309

The preceding notes are and integral part of this supplemental information.

SANCTUARY SECURITIES, LLC
Schedule of Computation of Net Capital
As of December 31, 2014

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 130,441
Adjustments per Audit:	
Increase in Legal Fees	(11,398)
Decrease in Commissions	8,568
Decrease in Non-Allowable Assets	48,820
Total Adjustment per Audiit	45,990
Net capital per audited report	$ 176,431

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 48,621
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 76,431
Excess net capital at 120% of requirement	$ 56,431
Ratio: Aggregate indebtedness to net capital	413.37%

The preceding notes are and integral part of this supplemental information.

NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Sanctuary Securities, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Sanctuary Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sanctuary Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Sanctuary Securities, LLC stated that Sanctuary Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sanctuary Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sanctuary Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Navolio & Tallman LLP

San Francisco, CA
February 28, 2015

255 California Street, Suite 400, San Francisco, CA 94111
T 415.956.1750 | F 415.956.1001 | www.ntllp.com

SANCTUARY

Sanctuary Securities LLC Exemption Report

Sanctuary Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Sanctuary Securities LLC

I, Jeff Spears, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Officer

February 27, 2015

NAVOLIO & TALLMAN LLP
accountants | advisors

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Sole Member of Sanctuary Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Sanctuary Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sanctuary Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Sanctuary Securities, LLC's management is responsible for Sanctuary Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries listed in the disbursement journals noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 , as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Navolio & Tallman LLP

San Francisco, CA
February 28, 2015

255 California Street, Suite 400, San Francisco, CA 94111
T 415.956.1750 | F 415.956.1001 | www.ntllp.com